August 16, 2010

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549
Attn:  Wilson K. Lee, Staff Accountant

Re:	Reeves Telecom Limited Partnership
Form 10-K for the year ended 12/31/09
Filed on 3/31/10
File No. 000-09305

Dear Mr. Lee:

This is in response to your letter dated July 29, 2010 in reference to the above-described Form 10-K of Reeves Telecom Limited Partnership (the “Partnership”).

Each of your comments is repeated below followed by the response of the Partnership.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

General

1.	We note you indicate that you are a smaller reporting company. Given this designation and your limited partnership structure, please clarify how you have complied with Rule 8-07 of Regulation S-X.

RESPONSE:

Rule 8-07 of Regulation S-X states, in pertinent part, that a smaller reporting company that is a limited partnership with a general partner that is a corporation must provide the audited balance sheet of the corporation as of the end of the most recently completed fiscal year.

Grace Property Management, Inc.

Grace Property Management, Inc. is the Partnership’s general partner.  The general partner is a privately held company, as disclosed in the Partnership’s Annual Report on Form 10-K.  It has never obtained audited financial statements for any reason.

Section 2805 of the Division’s Financial Reporting Manual references Rule 8-07 for smaller reporting companies such as the Partnership, but goes on to state that “[r]egistrant’s should…, if they believe that there is a basis, request relief in writing from CF-OCA.”  The Partnership is hereby requesting such relief for the following reasons.

The introductory paragraph to Section 2805 references that historically the staff has requested a balance sheet of the general partner be filed pursuant to Rule 3-13 of Regulation S-X “in certain situations [as a result of] the structure and relationship between the general partner and limited partnership.”  It further indicates that this related to an offering of limited partnership interests in a registration statement.

In the present circumstances, there is no offering on a registration statement, but a periodic report.  The Partnership has not offered any units since its formation approximately 30 years ago and while it has filed periodic reports for that period, it has never been required to, and has not, filed the audited balance sheet of the general partner.  We can discern no reason to be required to do so at this time.

Moreover, the Partnership believes that current and potential holders of the units are not likely to be influenced by the financial condition of the general partner because there is no commitment, intent or implication that the general partner will fund cash flow deficits or provide other direct or indirect financial assistance to the Partnership.

Under the circumstances, because there is no likelihood of the Partnership’s investors being influenced by the inclusion or exclusion of the general partner’s balance sheet, the Partnership believes that it is not material disclosure to the investors or “otherwise necessary for the protection of investors”.1  The Partnership believes that it therefore would be unwarranted and unreasonable to require the general partner to obtain an audit report it is not otherwise required to obtain.  Additionally, the Partnership believes that it would be unreasonable to require the inclusion of the balance sheet of the general partner in a publicly filed document, in that its balance sheet is not otherwise publicly available.  For these reasons, the Partnership respectfully requests that the Division exercise the discretion it has as stated in Section 2805 to grant the Partnership relief from Rule 8-07.

1 Rule 3-13 of Regulation S-K.

Grace Property Management, Inc.

Statements of Operations, page F-4

2.
We note that based on disclosures within your MD&A, you indicate that you record income tax expense within selling, general and administrative expenses and income tax refund as other revenue.  Please clarify your basis in GAAP for this accounting treatment.  Given your structure as a limited partnership where tax liabilities are borne by your individual partners, please explain why these income tax payments and refunds are not treated as capital transactions.

RESPONSE:

Generally, GAAP provides that income taxes paid and income tax refunds received by a limited partnership be treated as capital transactions.  Notwithstanding the foregoing, the Partnership’s general partner elected to record state income tax expense within selling, general, and administrative expenses, and income tax refunds received as other revenue for the fiscal years ended December 31, 2009 and December 31, 2008 for the following reasons:

(a)
The general partner believes that the amount of state income taxes paid and state income taxes received during the fiscal years ended December 31, 2009 and December 31, 2008 are immaterial, as demonstrated below.

a.	The amount of state income taxes paid are as follows:
i.	$0 during the year ended December 31, 2009.
ii.	$10,000 during the year ended December 31, 2008 relating to fiscal 2007. Such amount represents 0.3% of assets at December 31, 2008 and 1.9% of operating expenses for the year ended December 31, 2008.

b.	State income tax refunds received are as follows:
i.	$0 during the year ended December 31, 2009.
ii.	$20,929 during the year ended December 31, 2008 relating to fiscal 2005. Such amount represents 0.5% of assets at December 31, 2008 and 3.9% of operating expenses for the year ended December 31, 2008.

Generally, when deviation from GAAP is immaterial, the accounting is permissible.

(b)
The Partnership’s general partner and its auditor believe that quantification of a deviation from GAAP is not the full measure of materiality; rather, materiality concerns the significance of an item to users of the registrant’s financial statements[2].  To record an immaterial amount of state income tax expense or state income tax refund as a capital transaction in the Partnership’s financial statements would, the general partner believes, lead a user of the Partnership’s financial statements to suppose (incorrectly) that the Partnership tracks the amount of state income tax liability for each partner.  On the contrary, as is disclosed in the Form 10-K in each instance where the amount of income taxes paid is discussed, the Partnership does not track the amount of income tax liability for each partner because the administrative cost of doing so, and maintaining records for what is, in the aggregate, an immaterial amount for some 1,800 registered holders[3], are, in the opinion of the Partnership’s general partner, unreasonably time-consuming and complex.

2 SEC Staff Accounting Bulletin No. 99, “Materiality”.
3 See Item 5, “Market for Registrant’s Common Equity, Related Unit Holder Matters, and Issuer Purchases of Equity Securities” of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 for information on the number of registered holders of partnership units.

Grace Property Management, Inc.

(c)
During the year ended December 31, 2008, the Partnership paid $10,000 in income taxes to the State of North Carolina relating to fiscal 2007 and received a refund from the State of North Carolina of $20,929 for income taxes relating to fiscal 2005.  By recording the tax paid within selling, general, and administrative expenses and the tax refund as other revenue and by disclosing both amounts in Management’s Discussion and Analysis, the general partner affirmatively differentiated the refund from the amount of income taxes paid the same year for the benefit of users of the Partnership’s financial statements.

(d)
Treating state income taxes paid as an operating expense has the effect of reducing a partner’s pro rata share of the Partnership’s income (or increasing a partner’s pro rata share of a loss) by the partner’s pro rata share of the amount of state income taxes paid.  Treating state income tax refunds received as other revenue has the effect of increasing a partner’s pro rata share of the Partnership’s income (or reducing a partner’s pro rata share of a loss) by the partner’s pro rata share of the amount of state income tax refunds received.  Consequently, the partner’s pro rata share of the Partnership’s ending capital at the end of a fiscal year would be the same as if the payment of state income taxes or receipt of state income tax refunds were treated as a capital transaction.

The Partnership’s Form 10-K contains a disclosure in each instance where the amount of state income taxes paid or state income tax refund received is discussed.  Because of such disclosures and the treatment of state income taxes paid and state income taxes received as described above, the general partner believes that users of the Partnership’s financial statements are made fully aware of the deviation from GAAP and the effect on the Partnership’s financial statements so as to satisfy the requirements for immateriality while avoiding the cost to the Partnership in management time and expense for maintaining records of the state income tax liability for some 1,800 registered holders of partnership units.

Grace Property Management, Inc.

Report on Supplementary Information, page F-15

3.	Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

RESPONSE:

A copy of the manually signed report of the accounting firm on the Supplementary Information is attached.  It was received prior to the filing but unfortunately due to a proofreading error the EDGAR document did not indicate that it was signed.  We will insure in the future that all reports of the accounting firm are marked as signed.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above is responsive to the staff’s comments.  Please contact me if you require any additional information.

Sincerely yours,

/s/ Davis P. Stowell

Davis P. Stowell

Cc: Cicely La Mothe, Branch Chief

Attachment

FRAZER FROST, LLP
Certified Public Accountants

15

Independent Registered Public Accounting Firm
Report on Supplementary Information

Partners
Reeves Telecom Limited Partnership
Glen Head, New York

Our report on our audit of the basic financial statements of Reeves Telecom Limited Partnership as of December 31, 2009 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedules on pages 16 through 18 are not a required part of the basic financial statements but are supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The 2008 and 2007 information included in the financial statement schedules on pages 16 through 18 was subjected to the auditing procedures applied in the 2008 audit of the basic financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the 2008 and 2007 basic financial statements taken as a whole.

Frazer Frost, LLP
Certified Public Accountants

Little Rock, Arkansas
March 29, 2010

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frazerfrost.com

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